UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on Alvarion® Reports Q3 2010 Results Dated October 26th , 2010	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: November 3rd , 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Business continues gradual improvement; cash flow turns positive

Tel Aviv, November 3, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, today announced financial results for the third quarter of 2010.

Q3 Highlights:
•           Shipments of $63 million, a 9.1% sequential increase
•           Revenues of $54.0 million, a 10.2% sequential increase
•           GAAP net loss of ($0.10) per share; non-GAAP net loss of ($0.09) per share.

In the third quarter of 2010, total revenues were $54.0 million, an increase of 10.2% from $49 million in the second quarter of 2010, and a decrease of 7.5% from $58.4 million in the third quarter of 2009.

The decline in gross margin to 31.2% from 36.1% in the second quarter of 2010 and 47.2% in the third quarter of 2009 reflected a continued high proportion of third-party equipment, including subscriber devices, in the revenue mix, as well as greater impact from large projects compared with the prior period and the same quarter in 2009.

GAAP net loss in the third quarter of 2010 was ($6.1) million, or ($0.10) per share.  This compares to a net loss of ($10.6) million, or ($0.17) per share in Q2 2010, including charges of approximately $3.6 million. GAAP net loss in the third quarter of 2009 was ($1.0) million, or ($0.02) per share.

Excluding the amortization of intangibles, stock based compensation, restructuring and other charges, net, on a non-GAAP basis, the company reported net loss of ($5.4) million in the third quarter of 2010, or ($0.09) per diluted share, compared with non-GAAP net loss of ($6.7) million, or ($0.11) per diluted share in the second quarter of 2010, and non-GAAP net income of $0.2 million, or $0.00 per diluted share in the third quarter of 2009.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the third quarter of 2010 and the comparative periods.

Cash provided by operations was $2.2 million. As of September 30, 2010, cash, cash equivalents and investments totaled $93 million.

“We are pleased with the sequential increase in shipments and revenues from existing customers continuing to expand their networks and preparing to serve more subscribers,” said Eran Gorev, President and CEO of Alvarion. “These operators are satisfying increasing demand and implementing successful business models. We are also pleased with the progress we are making on our strategy to expand our relationship with our customers by supplying a complete turnkey solution. For example, after supplying equipment only for its initial deployment, we have now been engaged for a complete turnkey project for Linkem’s second phase.  In addition, we continue to make progress on a number of large projects in various regions, as evidenced by our recent deal with Barrett Xplore in Canada. On this project, we expect to begin recognizing significant revenues only in 2011. We are proud of our team’s demonstrated ability to win highly-competitive deals facing world-class competition, at times even prevailing over an incumbent vendor.  We are all working together to build on this success.”

Q4 2010 Guidance

Management continues to expect gradual improvement in shipments. Meanwhile, the company is not giving detailed guidance for Q4 because the timing of revenue from various projects cannot be predicted with accuracy.

Alvarion management will host a conference call today, November 3, at 9:00 a.m. Eastern time to discuss the results and other matters.

Please call the following dial in number to participate:
USA: (800) 230-1766; International: +1(612) 332-0335.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EDT on November 3, 2010 through 11:59 a.m. EDT on December 3, 2010.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 173235.

Alvarion has scheduled dates for the earnings announcements during 2010 and this schedule is available on the website at http://www.alvarion.com/index.php/en/investors .

About Alvarion

Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the market  for 4G products to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Shirley Farhi, Shirley.farhi@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum